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FEB 27 2009

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SECU[...]SSION

09058657

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 W. Cypress Creek Road, Suite #204
(No. and Street)

Fort Lauderdale	Florida	33309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Goldstein (954) 334-3450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis S. Benimoff
(Name – *if individual, state last, first, middle name*)

351 South Cypress Road, Ste. 110	Pompano Beach,	FL	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRINA J. SIGNORINO
MY COMMISSION # DD749502
EXPIRES: February 06, 2012
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBRIDGE SECURITIES CORPORATION

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

CONTENTS

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 W. CYPRESS ROAD, SUITE 110
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newbridge Securities Corporation
Ft. Lauderdale, Florida

I have audited the accompanying statement of financial condition of Newbridge Securities Corporation (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbridge Securities Corporation at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 25, 2009

NEWBRIDGE SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2008

ASSETS		
CURRENT ASSETS:		
Cash	$	1,046,776
Deposit from clearing broker		126,684
Receivable from clearing broker		1,349,948
Securities at market value		915,237
Accounts receivable		170,000
Loans receivable, less allowance for doubtful loans of $ 278,363		1,472,344
Employee advances		155,855
Accrued interest		99,895
Miscellaneous investments		12,700
Prepaid expenses		36,690
Total current assets		5,386,129
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION		155,795
OTHER ASSETS		-
TOTAL ASSETS	$	5,541,924
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Securities sold short at market value	$	15
Payable to clearing broker		16,684
Accounts payable, accrued expenses, and other liabilities		473,454
Commissions payable		1,573,300
Total current liabilities		2,063,453
CONTINGENCIES (NOTE 11)		
SUBORDINATED BORROWINGS		2,150,000
STOCKHOLDERS' EQUITY:		
Common stock--Class A--no par value, 5,000 shares authorized, issued and outstanding		2,131,977
Common stock--Class B--no par value, 1,000 shares authorized, 195 shares issued and outstanding		750,000
Accumulated deficit		(1,553,506)
Total stockholders' equity		1,328,471
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,541,924

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$ 26,260,625
Private placement income	1,268,446
Investment Banking Income	277,206
Trading income	4,318,048
Interest	391,107
Other revenue	4,953,344
	37,468,776
EXPENSES:	
Employee compensation and benefits	31,324,996
Clearing charges	471,556
Management fees	2,662,622
Communications	1,044,554
Customer Settlements	1,085,363
Professional fees	370,670
Regulatory fees and expenses	250,099
Interest Expense	164,298
Other operating expenses	1,191,041
	38,565,199
NET INCOME BEFORE INCOME TAXES	(1,096,423)
PROVISION FOR INCOME TAXES	15,486
NET INCOME	$ (1,111,909)

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK				
	CLASS A:		CLASS B:		ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT	DEFICIT
Balance-January 1, 2008	5,000	$2,131,977	-	$ -	$ (441,597)
Additional Capitalization	-	-	195	750,000	-
Net Income (Loss), January 1, 2008, to December 31, 2008	-	-	-	-	(1,111,909)
Balance-December 31, 2008	5,000	$2,131,977	195	$750,000	$ (1,553,506)

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (1,111,909)
Adjustments to reconcile net income to net cash provided (used) by operations:	
Bad debt Expense	120,936
Depreciation	24,276
Forgiveness of subordinated loan	(500,000)
Decrease in deposit at clearing broker	98,549
Decrease in receivable from clearing broker	848,853
Increase in securities at market value	(220,168)
Decrease in accounts receivable	20,794
Increase in loans receivable	(361,188)
Increase in employee advances	(80,864)
Increase in accrued interest	(26,845)
Increase in miscellaneous investments	(100)
Decrease in prepaid expenses	38,865
Decrease in securities sold short	(15,261)
Decrease in payable to clearing broker	(142,114)
Decrease in accounts payable, accrued expenses and other liabilities	(108,973)
Decrease in commissions payable	(375,735)
Net cash used in operating activities	(1,790,884)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(180,071)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from subordinated loans	2,900,000
Net cash provided by financing activities	2,900,000
Net increase in cash	929,045
CASH AT JANUARY 1, 2008	117,731
CASH AT DECEMBER 31, 2008	$ 1,046,776

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings at January 1, 2008	$ 500,000
Increases:	
Issuance of subordinated note	2,900,000
Decreases:	
Payment of subordinated note	-
Capitalization of subordinated loan	(750,000)
Forgiveness of subordinated loan	(500,000)
Subordinated borrowings at December 31, 2008	$ 2,150,000

See accompanying notes and independent auditor's report

NOTE 1 – BUSINESS AND ORGANIZATION

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a wholly owned subsidiary of Newbridge Financial, Inc. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of the Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME

Securities transactions are recorded for financial statement purposes on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. For both financial statement and income tax purposes, depreciation of property and equipment is provided based upon the accelerated methods allowable by tax regulations over the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the asset and liabilities are recovered or settled.

INCOME TAXES – CONTINUED

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated.

The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

SUMMARY OF NON-CASH AND OTHER ITEMS:

Income taxes paid on a cash basis amount to $15,486 during 2008.

Interest paid on a cash basis amount to $164,298 during 2008.

The Company had a non-cash transaction relating to the conversion of $750,000 in subordinated loans to common stock. See Note 12 regarding the conversion.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Furniture and Fixtures	$ 239,511
Computers & Equipment	490,598
	730,109
Less: accumulated depreciation	574,314
	$155,795

Total depreciation expense amounted to $24,276 for the year ended December 31, 2008.

NOTE 5 – FAIR VALUE

Fair Value Measurement:

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or costs approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstance and may include the Company's own data.)

NEWBRIDGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level: 1	2	3	Total
ASSETS				
Securities				
Equities	$909,201	$ -	$ -	$909,201
Bonds	6,036	-	-	6,036
TOTALS	$915,237	$ -	$ -	$915,237
LIABILITIES				
Financial instruments sold, not yet purchased: Equities	$ 15	$ -	$ -	$ 15
TOTALS	$ 15	$ -	$ -	$ 15

Fair Value Option:

FASB Statement No. 159 provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has no plans to apply the elective provisions of SFAS No. 159.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2008, the ratio of aggregate indebtedness to net capital was 3.46:1 and net capital was $ 595,701, which exceeded the minimum net capital requirement by $ 458,139.

NOTE 7 – DEPOSIT WITH THE CLEARING BROKER

The Company has a deposit, which is interest earning, retained by its clearing broker-dealer as part of the clearing arrangement and to offset any unsecured customer debits.

NOTE 8- RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (sole shareholder of the Company), the Company pays a management fee to the parent. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. For the year ended December 31, 2008, the total management fee paid to the affiliate was $2,662,622. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2008. Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. At December 31, 2008, the Company had amounts due from officers of $ 0.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10- INCOME TAXES

A deferred tax asset in the amount of $329,000 has been recorded to recognize the benefits of tax loss carryforwards at December 31, 2008. The deferred tax asset is offset by a valuation allowance in the same amount as the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

The tax provisions (benefits) differ from amounts that would be calculated by applying Federal statutory rates to income (loss) before income taxes because the Company is subject to state income taxes.
The Company files a consolidated income tax return with its parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The provision for income taxes consists of the following components:

Current tax expense	$ 15,486
Deferred tax expense	-0-

	$ 15,486
	======

The Federal and Florida State net operating loss carry forwards will expire in the year 2028.

NOTE 11- CONTINGENCIES

At December 31, 2008, various customers have instituted arbitration proceedings against the Company as follows:

- A claimant is seeking damages allegedly incurred in connection with his decision to roll-over his existing investment.
- A claimant is seeking damages in excess of $250,000 along with punitive damages for alleged unsuitable transactions.
- A claimant is seeking $380,000 in compensatory damages plus interest, costs, and attorney's fees for alleged security purchases that were excessive and unsuitable.
- A claimant is seeking damages in excess of $500,000 for alleged excessive and unsuitable trading.
- A claimant is seeking damages of at least $325,000 for alleged unauthorized and excessive trading.

Management is contesting all cases vigorously. Management feels that the outcome of these cases along with the potential for the Company to recover all or a portion of any losses through a claim with its professional liability insurance carrier and/or indemnification provided to the Company by the registered representative are uncertain. Management feels that an estimate of loss cannot be made. The financial statements do not reflect an accrual for any losses in these matters.

NOTE 12- SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2008, are due from the Company's clearing broker. The subordinated borrowings bear interest at 8 percent per annum payable monthly, and such interest payments are current at December 31, 2008. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The subordinated-borrowings note payable had an effective date of July 31, 2008, and an original principal balance of $2,900,000, of which $750,000 was converted to equity, in the form of Class B common stock. This conversion resulted in the clearing broker's having an equity interest of 3.75% of the total number of outstanding shares of the Company.

As part of the above-mentioned conversion, the principal of the subordinated loan was reduced to $2,150,000, which is forgivable in the amount of $238,889 per year beginning 12 months after the effective date of the loan agreement and ending 9 years after the effective date of the loan agreement.

SUPPLEMENTARY INFORMATION

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 S. CYPRESS ROAD, SUITE 110
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Newbridge Securities Corporation
Fort Lauderdale, Florida

I have audited the accompanying financial statements of Newbridge Securities Corporation as of and for the year ended December 31, 2008, and have issued my report thereon dated February 25, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 15, 16, 17, 18, and 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 25, 2009

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 1,328,471
Additions:		
Liabilities subordinated to claims of general creditors		2,150,000
Total capital and allowable subordinated liabilities		3,478,471
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 170,000	
Loans receivable, less allowance for doubtful loans of $ 278,363	1,472,344	
Employee advances	155,855	
Clearing broker receivable	106	
Accrued Interest	99,895	
Miscellaneous investments	12,700	
Prepaid expenses	36,690	
Property and equipmemt, net of accumulated depreciation	155,795	2,103,385
Net capital before haircuts on securities positions		1,375,086
Less Restricted stocks	733,134	
Less Blockage charges	585	733,719
Less Haircuts on securities (computed where applicable, pursuant to rule 15c3-1(f))		
Trading and investments securities – stocks, warrants, and bonds	40,097	
Undue concentrations	5,569	45,666
NET CAPITAL		$ 595,701

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$ 137,562
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 137,562
b. Minimum dollar amount of net capital required	$ 100,000
Excess net capital	$ 458,139

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2008

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Payable to clearing broker	$ 16,684
Accounts payable, accrued expenses and other liabilities	473,454
Commissions payable	1,573,300
Total aggregate indebtedness	$ 2,063,438
Ratio of aggregate indebtedness to net capital	3.46

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2008

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X – 17A5 (Allowable and Nonallowable Assets), as filed for the period ended December 31, 2008 are as follows:

	Unaudited	Adjustments	Audited
Allowable Assets	$ 3,438,539	$ -	$ 3,438,539
Nonallowable assets	2,129,725	-	2,103,385
Decrease in accrued interest		(1,027)	
Decrease in loans receivable, less allowance for doubtful loans		(22,500)	
Decrease in prepaid expenses		(2,813)	
	2,129,725	(26,340)	2,103,385
Total Assets	$ 5,568,264	$ (26,340)	$ 5,541,924

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2008

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X-17A-5 (Aggregate indebtedness, other liabilities and stockholders' equity) as filed for the period ended December 31, 2008 are as follows:

	Unaudited	Adjustments	Audited
Aggregate Indebtedness	$ 2,065,294	$ -	$ 2,063,438
Decrease in accruals and payables		(1,856)	
	2,065,294	(1,856)	2,063,438
Other Liabilities	14	1	15
Subordinated Loans	2,150,000		2,150,000
Stockholders Equity	1,352,956	-	1,328,471
The effect of above adjustments on net income		(24,485)	
	1,352,956	(24,485)	1,328,471
Total Liabilities and Stockholders' Equity	$ 5,568,264	$ (26,340)	$ 5,541,924

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 SOUTH CYPRESS ROAD, SUITE 110
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Newbridge Securities Corporation
Fort Lauderdale, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Newbridge Securities Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA
Pompano Beach, Florida
February 25, 2009